Exhibit 10.9

EXECUTION VERSION

MERRILL LYNCH, PIERCE, FENNER &	WELLS FARGO SECURITIES, LLC
SMITH INCORPORATED	WELLS FARGO BANK, NATIONAL
BANK OF AMERICA, N.A.	ASSOCIATION
One Bryant Park	10 S. Wacker Drive, 22nd floor
New York, NY 10036	Chicago, IL 60606

August 12, 2015

Fidelity National Information Services, Inc.

601 Riverside Avenue

Jacksonville, Florida 32204

Attention:	Jason Couturier SVP of Finance and Treasurer

Project Seahawk

Bridge Facility Commitment Letter

Ladies and Gentlemen:

You have advised Bank of America, N.A. (“Bank of America”), Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPFS”, which term shall include, in each case, MLPFS’s designated affiliate for any purpose hereunder), Wells Fargo Bank, National Association (“Wells Fargo Bank”) and Wells Fargo Securities, LLC (“Wells Fargo Securities” and, together with Bank of America, MLPFS and Wells Fargo Bank, the “Commitment Parties”, “we” or “us”) that you (the “Borrower”) intend to acquire (the “Acquisition”), directly or indirectly, the entity identified to us by you as “Seahawk”, a Delaware corporation (the “Acquired Company”). You have further advised us that, in connection with the foregoing, you and the newly formed entities referred to in the Transaction Description attached hereto as Exhibit A (the “Transaction Description”) intend to consummate the other Transactions described in the Transaction Description, including the provision to you of the Bridge Facility (as defined below), after which the Acquired Company will be a wholly-owned subsidiary of the Borrower. In connection with the foregoing, you have also separately engaged us to (i) arrange a $1.25 billion delayed-draw term facility on the terms separately agreed between you and us (the “Delayed Draw Term Facility”, and the date upon which the credit documentation in respect of such Delayed Draw Term Facility has been entered into and has become effective, the “Term Facility Effective Date”) and (ii) seek required lender consents to an amendment (the “Amendment”, and the effective date of such Amendment, the “Amendment Effective Date”) to the Fifth Amended and Restated Credit Agreement, dated as of December 18, 2014, among you, the other borrowers from time to time party thereto, JPMorgan Chase Bank, N.A., as administrative agent and the lenders, swing line lenders and L/C issuers from time to time party thereto (the “Existing Credit Agreement” and as amended by the Amendment, the “Amended Credit Agreement”) on the terms specified in the Summary of Amendment Terms (as defined below).

Capitalized terms used but not defined herein shall have the meanings assigned to them in the Transaction Description, the Summary of Principal Terms and Conditions attached hereto as Exhibit B (the “Summary of Bridge Terms”), and the Summary of Amendment Terms attached hereto as Exhibit C (the “Summary of Amendment Terms”); this commitment letter together with Exhibits A, B, C and D hereto, collectively, the “Commitment Letter”). The Borrower, the Acquired Company and their respective subsidiaries from and after the Closing Date, are sometimes collectively referred to herein as the “Companies”. The Acquired Company and its subsidiaries are referred to herein as the “Acquired Companies”.

1. Commitments. In connection with the foregoing, (a)(i) each of Bank of America and Wells Fargo Bank is pleased to advise you of its several commitment to provide 60% and 40% of Tranche A of the Bridge Facility respectively, (ii) each of Bank of America and Wells Fargo Bank is pleased to advise you of its several commitment to provide 60% and 40% of Tranche B of the Bridge Facility respectively and (iii) each of Bank of America and Wells Fargo Bank is pleased to advise you of its several commitment to provide 60% and 40% of Tranche C of the Bridge Facility respectively (in each case of clauses (i), (ii) and (iii) above, in such capacity, the “Initial Lenders”), (b) Bank of America is pleased to advise you of its willingness, and you hereby engage Bank of America, to act as the sole and exclusive administrative agent (in such capacity, the “Administrative Agent”) for the Bridge Facility, all upon and subject to the terms and conditions set forth in this Commitment Letter, (c) Wells Fargo Bank is pleased to advise you of its willingness, and you hereby engage Wells Fargo Bank, to act as a syndication agent for the Bridge Facility and (d) each of MLPFS and Wells Fargo Securities is also pleased to advise you of its willingness, and you hereby engage MLPFS and Wells Fargo Securities, to act as the joint lead arrangers and joint bookrunners (in such capacity, the “Lead Arrangers”) for the Bridge Facility, and in connection therewith to form a syndicate of lenders for the Bridge Facility (collectively, the “Lenders”) reasonably acceptable to you, including Bank of America and Wells Fargo Bank. It is understood and agreed that (x) MLPFS will have “lead left” placement on all marketing materials relating to the Bridge Facility and (y) no additional agents, co-agents or arrangers will be appointed and no other titles will be awarded with respect to the Bridge Facility without our and your mutual consent.

The commitments of the Initial Lenders in respect of the Bridge Facility and the undertaking of the Lead Arrangers to provide the services described herein are subject only to the satisfaction of each of the conditions precedent set forth in Section 5 below.

2. Syndication. The Lead Arrangers (x) intend to commence syndication of Tranche A of the Bridge Facility, (y) upon a determination by the Lead Arrangers that the Term Facility Effective Date is not likely to occur on or prior to the Closing Date (which determination shall be made on the 30th day following the date of this Commitment Letter (or such later date as may be agreed by the Lead Arrangers)), intend to commence syndication of the Tranche B of the Bridge Facility and (z) upon a determination by the Lead Arrangers that the Amendment Effective Date is not likely to occur on or prior to the Closing Date (which determination shall be made on the 30th day following the date of this Commitment Letter (or such later date as may be agreed by the Lead Arrangers)), intend to commence syndication of Tranche C of the Bridge Facility, in each case at any time after your acceptance of the terms of this Commitment Letter and the Fee Letter (as hereinafter defined); provided, however, that notwithstanding the assignment provisions in this Commitment Letter and anything else to the contrary contained herein, (a) until the date that is 60 days after the date hereof, the selection of Lenders by the Lead Arrangers shall be subject to the Borrower’s approval in its sole discretion and (b) following the date that is 60 days after the date hereof, if and for so long as a Successful Syndication (as defined in the Fee Letter) has not been achieved, the selection of Lenders by the Lead Arrangers shall be in consultation with the Borrower; provided, further, that such Lenders selected by the Lead Arrangers pursuant to this clause (b) shall be limited (unless otherwise consented to by the Borrower, such consent not to be unreasonably withheld or delayed) to commercial and investment banks, in each case, whose senior, unsecured, long-term indebtedness has an “investment grade” rating by not less than two of Moody’s (as defined below), S&P (as defined below) and Fitch Ratings Ltd. (other than (i) certain competitors of the Acquired Company and its subsidiaries identified in writing from time to time or (ii) institutions designated in writing by you at any time on or prior to the date of this Commitment Letter (such competitors and institutions (including their respective named affiliates designated in writing from time to time or otherwise clearly identifiable as affiliates solely on the basis of their name (other than bona fide fixed income investors or debt funds unless designated in writing on or prior to the date hereof)) collectively, the “Disqualified Institutions”; provided that any supplementation after the date hereof under clause (i) above shall not apply retroactively to disqualify any parties that have previously acquired an assignment or participation interest in the Bridge Facility). Each Initial Lender’s commitment hereunder shall be reduced dollar-for-dollar on a pro rata basis as and when commitments for the Bridge Facility are received from Lenders selected in accordance with this Section 2, to the extent that each such Lender becomes party to the Credit Documentation as a “Lender” (including, pursuant to an assignment and assumption agreement executed pursuant to the Credit Documentation) or otherwise party to this Commitment Letter pursuant to documentation reasonably satisfactory to the Lead Arrangers and you (collectively, “Joinder Documentation”).

You agree, upon the request of the Lead Arrangers, to assist, and to use your commercially reasonable efforts to cause the Acquired Company and its subsidiaries to assist, the Lead Arrangers in achieving a syndication of the Bridge Facility that is reasonably satisfactory to the Lead Arrangers and you. Such assistance shall include (a) your assisting (and your using your commercially reasonable efforts to cause the Acquired Company to assist) in the preparation of a customary confidential information memorandum and lender presentation with respect to the Bridge Facility and other marketing materials reasonably requested by the Lead Arrangers to be used in connection with the syndication of the Bridge Facility (collectively, the “Information Materials”), subject in all respects to the limitations on your rights to request such information concerning the Acquired Company and its subsidiaries as set forth in the Acquisition Agreement, (b) your using your commercially reasonable efforts to assist the Lead Arrangers such that their syndication efforts benefit from your existing banking relationships and the existing banking relationships of the Acquired Company, (c) your using your commercially reasonable efforts to obtain prior to the Closing Date, public corporate credit or family ratings of the Borrower after giving effect to the Transactions and public ratings for the New Notes and the Seahawk Notes (if remaining outstanding as of the Closing Date) from Moody’s Investors Service, Inc. (“Moody’s”) and Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (“S&P”) (collectively, the “Ratings”), (d) your agreeing that during the Syndication Period there shall be no competing offering, placement or arrangement of any syndicated bank financing or underwritten or privately placed debt securities by or on behalf of the Borrower or any of its subsidiaries, in each case that would reasonably be expected to materially and adversely impair the primary syndication of the Bridge Facility (other than (i) the Amendment, (ii) the New Notes, (iii) the New Term Loans and (iv) any borrowing under the Existing Credit Agreement) and (e) your making your senior management and advisors available, and, upon request of the Lead Arrangers, using your commercially reasonable efforts to make the senior management and advisors of the Acquired Company available, from time to time to attend and make presentations regarding the business of the Borrower, the Acquired Company and their respective subsidiaries, as appropriate, at one or more meetings of, or conference calls with, existing or prospective Lenders, as applicable, in all cases at times and locations to be mutually agreed (it being understood as of the date hereof that no formal in-person bank meeting is expected for the syndication of the Bridge Facility). Without limiting your obligations to assist with syndication efforts as set forth above, and notwithstanding anything to the contrary herein or in the Fee Letter, the Commitment Parties acknowledge and agree that neither the commencement nor the completion of the syndication of the Bridge Facility (including a Successful Syndication), nor the obtaining of the Ratings, nor any other provision of this paragraph shall constitute a condition precedent to the availability and initial funding of the Bridge Facility on the Closing Date.

It is understood and agreed that the Lead Arrangers will manage and control all aspects of the syndication of the Bridge Facility in consultation with you, including decisions as to the selection (subject to the foregoing provisions of this Section 2) of prospective Lenders and any titles offered to proposed Lenders, when commitments will be accepted and the final allocations of the commitments among the Lenders. It is understood that no Lender participating in the Bridge Facility will receive compensation from you in order to obtain its commitment, except on the terms contained herein and in the

Summary of Terms. It is also understood and agreed that the amount and distribution of the fees among the Lenders will be at the discretion of the Lead Arrangers in consultation with you, subject to the terms and provisions of the Fee Letter.

3. Information Requirements. You hereby represent that, to your knowledge with respect to the Acquired Company and its subsidiaries, (a) all written information concerning you and your subsidiaries and the Acquired Company and its subsidiaries, other than Projections (as defined below), other forward-looking information and information of a general economic or industry-specific nature, if any, which has been or is hereafter made available to the Lead Arrangers or any of the Lenders by you or any of your representatives (or on your or their behalf) in connection with the transactions contemplated hereby (the “Information”), when taken as a whole, does not and will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein, in light of the circumstances under which they were made, not materially misleading (after giving effect to all supplements and updates thereto from time to time), and (b) all financial projections concerning the Borrower, the Acquired Company and their respective subsidiaries that have been or are hereinafter made available to the Lead Arrangers by you or on behalf of you or any of your representatives (the “Projections”) have been or will be prepared in good faith and to management’s knowledge and belief have been or will be based upon assumptions believed by you to be reasonable at the time such Projections are furnished to the Lead Arrangers (it being understood that Projections are subject to significant uncertainty and contingencies many of which are beyond your control, and no assurance can be given that the Projections will be realized, and that actual results may differ from projected results and that such differences may be material). You agree that if, at any time from the date hereof until the earlier of (A) the achievement of a Successful Syndication and (B) 60 days following the Closing Date (such period, the “Syndication Period”) (or, if later, the Closing Date), you become aware that any of the representations in the preceding sentence would be incorrect in any material respect if the Information or the Projections were being furnished and such representation were being made at such time, you will (or, prior to the Closing Date with respect to Information and Projections concerning the Acquired Company and its subsidiaries, you will, subject to the limitations on your rights as set forth in the Acquisition Agreement, use commercially reasonable efforts to) furnish us with supplements to the Information and the Projections, in each case from time to time, so that the representation in the preceding sentence remain correct in all material respects; provided that such supplementation shall cure any breach of such representation. In accepting this commitment and in syndicating the Bridge Facility, the Lead Arrangers are and will be using and relying on the Information and the Projections without independent verification thereof.

You acknowledge that the Commitment Parties on your behalf will make available Information Materials to the proposed syndicate of Lenders by posting the Information Materials on SyndTrak. In addition, if in connection with any syndication of the Bridge Facility, the Lead Arrangers request, you will assist in preparing Information Materials suitable for distribution to any prospective Lender (each, a “Public Lender”) that has personnel who do not wish to receive material non-public information (within the meaning of the United States federal securities laws, “MNPI”) with respect to the Companies, their respective affiliates or any other entity, or the respective securities of any of the foregoing. You agree, however, that the Credit Documentation (as hereinafter defined) will contain provisions concerning Information Materials to be provided to Public Lenders and the absence of MNPI therefrom. Prior to distribution of Information Materials to prospective Lenders, you shall provide us with a customary letter authorizing the dissemination thereof (which shall include (a) customary exculpation language and (b) reasonable limitations with respect to the dissemination of Information Materials to Public Lenders).

4. Fees, Reimbursements and Indemnities.

(a) You agree to pay the fees set forth in the separate fee letter addressed to you dated the date hereof from the Commitment Parties (the “Lead Arranger Fee Letter”) and the fee letter addressed to you dated as of from Bank of America and MLPFS (the “Agency Fee Letter”, and together with the Lead Arranger Fee Letter, the “Fee Letter”). You further agree to reimburse the Initial Lenders and the Lead Arrangers from time to time promptly after demand for all reasonable and documented out-of-pocket fees and expenses (including, but not limited to, reasonable due diligence expenses and CUSIP fees for registration with the Standard & Poor’s CUSIP Service Bureau) incurred in connection with the Bridge Facility, the syndication thereof, the preparation of the definitive documentation therefor and the other transactions contemplated hereby (but limited, in the case of legal fees and expenses, whether or not the Closing Date occurs, to the reasonable and documented out-of-pocket fees and expenses of one counsel, which shall be Davis Polk & Wardwell LLP, as counsel for the Administrative Agent, the Initial Lenders and the Lead Arrangers, taken as a whole) and in all other cases, if the Closing Date occurs (or in the case that the Closing Date does not occur, limited to (i) up to $20,000 in the aggregate for Bank of America and MLPFS and (ii) up to $10,000 in the aggregate for Wells Fargo Bank and Wells Fargo Securities). You acknowledge that we may receive a benefit, including without limitation, a discount, credit or other accommodation, from any of such counsel based on the fees such counsel may receive on account of their relationship with us including, without limitation, fees paid pursuant hereto.

(b) You agree to indemnify and hold harmless each of the Commitment Parties (other than, with respect to MLPFS, in its capacity as the buy-side financial advisor to you), each Lender and each of their affiliates and their respective officers, directors, employees, agents, advisors and other representatives (each, an “Indemnified Party”) from and against (and will reimburse each Indemnified Party as the same are incurred for) any and all claims, damages, losses, liabilities and expenses (but limited, in the case of legal fees and expenses, to the reasonable and documented out-of-pocket fees and expenses of one counsel, representing all of the Indemnified Parties, taken as a whole (except to the extent that any Indemnified Party reasonably determines that separate counsel is necessary to avoid a conflict of interest)) that may be incurred by or asserted or awarded against any Indemnified Party within 30 days following written demand therefor setting forth in reasonable detail a description of such claims, damages, losses, liabilities and expenses, in each case arising out of or in connection with or by reason of (including, without limitation, in connection with any investigation, litigation or proceeding or preparation of a defense in connection therewith) (a) any matters contemplated by this Commitment Letter or (b) the Bridge Facility or any use made or proposed to be made with the proceeds thereof, except to the extent such claim, damage, loss, liability or expense is found in a final, non-appealable judgment by a court of competent jurisdiction to have resulted from (x) such Indemnified Party’s material breach of this Commitment Letter, the Fee Letter or any of the Credit Documentation, gross negligence, bad faith or willful misconduct (but in the case of any such material breach, only if the claim of such material breach is brought by you) or (y) disputes solely among Lenders not involving any act or omission of you or your subsidiaries (other than any Proceeding (as defined below) against any Commitment Party solely in its capacity or in fulfilling its role as Administrative Agent or Lead Arranger or similar role in connection with the Bridge Facility). In the case of an investigation, litigation or proceeding (any of the foregoing, a “Proceeding”) to which the indemnity in this paragraph applies, such indemnity shall be effective whether or not such Proceeding is brought by you, your equity holders or creditors or an Indemnified Party, whether or not an Indemnified Party is otherwise a party thereto and whether or not the transactions contemplated hereby are consummated. It is agreed that no party hereto shall have any liability (whether direct or indirect, in contract or tort or otherwise) to any other party or such party’s subsidiaries or affiliates or to its or their respective equity holders or creditors arising out of, related to or in connection with any aspect of the transactions contemplated hereby, except to the extent of direct, as opposed to special, indirect, consequential or punitive, damages determined in a final, non-appealable judgment by a court of competent jurisdiction to have resulted from such party’s material breach of this Commitment Letter, gross negligence, bad faith or willful misconduct; provided, that nothing contained in this sentence shall limit your indemnification obligations to the extent set forth hereinabove to the extent such special, indirect, consequential or punitive damages are included in any third party claim in connection with which such indemnified person is entitled to indemnification hereunder. Notwithstanding any other provision of this Commitment Letter, no party hereto shall be liable for any damages arising from the use by others of information or other materials obtained through electronic telecommunications or other information transmission systems, unless such damages are found in a final, non-appealable judgment by a court of competent jurisdiction to have resulted from such party’s material breach of this Commitment Letter, gross negligence, bad faith or willful misconduct. You shall not, without the prior written consent of an Indemnified Party (which consent shall not be unreasonably withheld), effect any settlement of any pending or threatened Proceeding against an Indemnified Party in respect of which indemnity could have been sought hereunder by such Indemnified Party unless such settlement (i) includes an unconditional release of such Indemnified Party from all liability or claims that are the subject matter of such Proceeding and (ii) does not include any statement as to any admission of fault.

5. Conditions to Financing. The commitments of the Initial Lenders in respect of the Bridge Facility and the undertaking of the Lead Arrangers to provide the services described herein are subject only to the satisfaction of each of the conditions set forth in Exhibit D hereto under the heading “Conditions Precedent to Closing”, it being understood that there are no conditions (implied or otherwise) to the commitments hereunder (including compliance with the terms of the Commitment Letter, the Fee Letter and the Credit Documentation) other than such conditions (and upon satisfaction or waiver of such conditions, the initial funding under the Bridge Facility shall occur). Notwithstanding anything in this Commitment Letter, the Fee Letter, the definitive documentation with respect to the Bridge Facility (the “Credit Documentation”) or any other letter agreement or other undertaking concerning the financing of the Transactions to the contrary, (a) the only representations relating to you, your subsidiaries, the Acquired Company, its subsidiaries and its businesses the accuracy of which shall be a condition to the availability of the Bridge Facility on the Closing Date shall be (i) the representations made by or with respect to the Acquired Company and its subsidiaries in the Acquisition Agreement as are material to the interests of the Lenders, but only to the extent that the Borrower or any of its subsidiaries has the right (taking into account any applicable cure provisions) to terminate its obligations under the Acquisition Agreement, or to decline to consummate the Acquisition pursuant to the Acquisition Agreement (as hereinafter defined), as a result of a breach of such representations in the Acquisition Agreement (the “Acquisition Agreement Representations”) and (ii) the Specified Representations (as hereinafter defined) and (b) the terms of the Credit Documentation shall be in a form such that they do not impair the availability or funding of the Bridge Facility on the Closing Date if the applicable conditions set forth in Exhibit D hereto under the heading “Conditions Precedent to Closing” are satisfied (or waived by the Commitment Parties). For purposes hereof, “Specified Representations” means the representations and warranties in the Credit Documentation relating to the Borrower’s corporate status; the Borrower’s corporate power and authority to enter into the Credit Documentation; due authorization, execution, delivery by the Borrower and enforceability of the Credit Documentation; no conflicts of the Credit Documentation with, or require consent under, the Borrower’s charter documents; solvency as of the Closing Date (after giving effect to the Acquisition); Federal Reserve margin regulations; the use of proceeds not violating OFAC / FCPA; the USA Patriot Act and the Investment Company Act. This paragraph shall be referred to herein as the “Limited Conditionality Provisions”.

6. Confidentiality and Other Obligations. This Commitment Letter and the Fee Letter and the contents hereof and thereof are confidential and, except (1) for disclosure hereof or thereof to your board of directors, officers, employees, accountants, attorneys and other professional advisors retained by you in connection with the Bridge Facility, in each case, on a confidential basis, (2) for disclosure hereof or thereof (and, in the case of the Fee Letter, redacted in a manner reasonably satisfactory to the Lead Arrangers) to the Acquired Company and its subsidiaries and the officers, employees, accountants, attorneys and other professional advisors of the Acquired Company and its subsidiaries, in each case, on a confidential basis or (3) for disclosure hereof or thereof upon request or demand of any regulatory authority having jurisdiction over you or as otherwise required by law, regulation or compulsory legal process (in which case you agree to inform us promptly thereof to the extent not prohibited by law, rule or regulation), may not be disclosed in whole or in part to any person or entity without our prior written consent (which consent shall not be unreasonably withheld); provided, however, it is understood and agreed that (i) you may disclose this Commitment Letter (including the Summary of Terms) but not the Fee Letter after your acceptance of this Commitment Letter and the Fee Letter, (A) in filings with the Securities and Exchange Commission and other applicable regulatory authorities and stock exchanges (or as a result of compliance by you with certain indentures governing your indebtedness) and (B) to rating agencies on a confidential basis, (ii) the fee and other amounts herein and in the Fee Letter may be reflected in your financial statements as part of the aggregate expenses in connection with the transactions contemplated hereby and may otherwise be disclosed as part of projections, pro forma information and a generic disclosure of aggregate sources and uses and (iii) you may disclose this Commitment Letter (including the Summary of Terms) and the Fee Letter to the extent reasonably necessary or advisable in connection with the exercise of any remedy or enforcement of any right under this Commitment Letter and/or the Fee Letter. Notwithstanding the foregoing, you may make public announcements of the Transactions and disclose the existence of the commitments and undertakings made hereunder and the respective roles of the Lead Arrangers and the Initial Lenders in connection with the Transactions after your acceptance of this Commitment Letter and the Fee Letter; provided that you agree to consult with the Lead Arrangers with respect to any portions of any announcement that name, or provide information that would readily permit identification of, any Lead Arranger or Initial Lender. This paragraph shall terminate (as it relates to the Commitment Letter but not as it relates to the Fee Letter) on the eighteen month anniversary of the date hereof.

The Commitment Parties shall use all confidential information provided to them by or on behalf of you hereunder solely for the purpose of providing the services which are the subject of this Commitment Letter and otherwise in connection with the Transactions and shall treat confidentially all such information; provided, however, that nothing herein shall prevent the Commitment Parties from disclosing any such information (i) pursuant to the order of any court or administrative agency or in any pending legal or administrative proceeding, or otherwise as required by applicable law or compulsory legal process (in which case the Commitment Parties agree to inform you promptly thereof to the extent not prohibited by law, rule or regulation), (ii) upon the request or demand of any regulatory authority having jurisdiction over the Commitment Parties or any of their respective affiliates, (iii) to the extent that such information becomes publicly available other than by reason of disclosure in violation of this agreement by the Commitment Parties, (iv) to the Commitment Parties’ affiliates, employees, legal counsel, independent auditors and other experts or agents who need to know such information solely in connection with the Transactions and are informed of the confidential nature of such information; provided that such Commitment Party shall be responsible for such affiliates’, employees’, legal counsel, independent auditors’ and other experts’ or agents’ compliance with this paragraph, (v) for purposes of establishing a “due diligence” defense, (vi) to the extent that such information is received by the Commitment Parties from a third party that is not to the Commitment Parties’ knowledge subject to confidentiality obligations to you, (vii) to the extent that such information is independently developed by the Commitment Parties or (viii) to potential Lenders, participants or assignees who agree to be bound by the terms of this paragraph (or language substantially similar to this paragraph or as otherwise reasonably acceptable to you and each Commitment Party, including as may be agreed in any confidential information memorandum or other marketing material). This paragraph shall terminate on the earlier of (x) the eighteen month anniversary of the date hereof and (y) the execution of the Credit Documentation (in which case superseded by the confidentiality provision of the Credit Documentation).

You acknowledge that the Commitment Parties or their affiliates may be providing financing or other services to parties whose interests may conflict with yours. In particular, you acknowledge that MLPFS is acting as a buy-side financial advisor to you in connection with the Acquisition. You agree not to assert or allege any claim based on actual or potential conflict of interest arising or resulting from, on the one hand, the engagement of MLPFS in such capacity and the obligations of Bank of America and MLPFS hereunder, on the other hand. The Commitment Parties agree that they will not furnish confidential information obtained from you to any of their other customers and that they will treat confidential information relating to the Companies and their respective affiliates with the same degree of care as they treat their own confidential information. The Commitment Parties further advise you that they will not make available to you confidential information that they have obtained or may obtain from any other customer.

In connection with all aspects of each transaction contemplated by this Commitment Letter, you acknowledge and agree, and acknowledge your affiliates’ understanding, that: (i) the Bridge Facility and any related arranging or other services described in this Commitment Letter are arm’s length commercial transactions between you and your affiliates, on the one hand, and the Initial Lenders and the Lead Arrangers, on the other hand, and you are capable of evaluating and understanding and understand and accept the terms, risks and conditions of the transactions contemplated by this Commitment Letter; (ii) in connection with the process leading to such transaction, each Initial Lender and each Lead Arranger is and has been acting solely as a principal and is not an advisor, agent or fiduciary, for you or any of your affiliates, stockholders, creditors or employees or any other party; (iii) neither any Initial Lender nor any Lead Arranger has assumed or will assume an advisory, agency or fiduciary responsibility in your or your affiliates’ favor with respect to any of the transactions contemplated hereby or the process leading thereto (irrespective of whether any Initial Lender or any Lead Arranger has advised or is currently advising you or your affiliates on other matters) and neither any Initial Lender nor any Lead Arranger has any obligation to you or your affiliates with respect to the transactions contemplated hereby except those obligations expressly set forth in this Commitment Letter and/or the Credit Documentation; (iv) each Initial Lender and each Lead Arranger and their respective affiliates may be engaged in a broad range of transactions that involve interests that differ from yours and your affiliates and, except as may otherwise be expressly set forth in a written agreement among the relevant parties, the Initial Lenders and the Lead Arrangers have no obligation to disclose any of such interests by virtue of any advisory, agency or fiduciary relationship; and (v) the Initial Lenders and the Lead Arrangers have not provided any legal, accounting, regulatory or tax advice with respect to any of the transactions contemplated hereby and you have consulted your own legal, accounting, regulatory and tax advisors to the extent you have deemed appropriate.

The Commitment Parties hereby notify you that pursuant to the requirements of the USA PATRIOT Act, Title III of Pub. L. 107-56 (the “USA Patriot Act”), each of them is required to obtain, verify and record information that identifies you, which information includes your name and address and other information that will allow the Commitment Parties, as applicable, to identify you in accordance with the USA Patriot Act.

7. Survival of Obligations. The provisions of Sections 2, 3, 4, 6 and 8 shall remain in full force and effect regardless of whether any Credit Documentation shall be executed and delivered and notwithstanding the termination of this Commitment Letter or any commitment or undertaking of the Commitment Parties hereunder; provided that (x) the reimbursement and indemnification provisions in Section 4 hereof shall be superseded and replaced by those set forth in the Credit Documentation upon the effectiveness thereof, in each case to the extent covered thereby, and (y) the provisions of paragraphs 2 and 3 shall not survive if the commitments and undertakings of the Commitment Parties are terminated prior to the effectiveness and/or funding of the Bridge Facility.

8. Miscellaneous. This Commitment Letter and the Fee Letter may be executed in multiple counterparts and by different parties hereto in separate counterparts, all of which, taken together, shall constitute an original. Delivery of an executed counterpart of a signature page to this Commitment Letter or the Fee Letter by telecopier, facsimile or other electronic transmission (e.g., a “pdf” or “tiff”) shall be effective as delivery of a manually executed counterpart thereof. Headings are for convenience of reference only and shall not affect the construction of, or be taken into consideration when interpreting, this Commitment Letter or the Fee Letter.

This Commitment Letter and the Fee Letter shall be governed by, and construed in accordance with, the laws of the State of New York. Each party hereto hereby irrevocably waives any and all right to trial by jury in any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this Commitment Letter, the Fee Letter, the Transactions and the other transactions contemplated hereby and thereby or the actions of the Commitment Parties in the negotiation, performance or enforcement hereof. Each party hereto hereby irrevocably and unconditionally submits to the exclusive jurisdiction of any New York State court or Federal court of the United States of America sitting in the Borough of Manhattan in New York City in respect of any suit, action or proceeding arising out of or relating to the provisions of this Commitment Letter and the Fee Letter, the Transactions and the other transactions contemplated hereby and thereby and irrevocably agrees that all claims in respect of any such suit, action or proceeding shall be heard and determined in any such court. Notwithstanding anything herein to the contrary and the governing law provisions of the Fee Letter, it is understood and agreed that (a) the interpretation of the definition of “Company Material Adverse Effect” (as defined in Exhibit D) (and whether or not a “Company Material Adverse Effect has occurred), (b) the determination of the accuracy of any Acquisition Agreement Representation and whether as a result of any inaccuracy thereof you or your applicable affiliate has the right to terminate your or their obligations under the Acquisition Agreement or decline to consummate the Acquisition and (c) the determination of whether the Acquisition has been consummated in accordance with the terms of the Acquisition Agreement and, in any case, claims or disputes arising out of any such interpretation or determination or any aspect thereof, in each case, shall be governed by, and construed and interpreted in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. The parties hereto agree that service of any process, summons, notice or document by registered mail addressed to you shall be effective service of process against you for any suit, action or proceeding relating to any such dispute. Each party hereto waives, to the fullest extent permitted by applicable law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceedings brought in any such court, and any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. A final judgment in any such suit, action or proceeding brought in any such court may be enforced in any other courts to whose jurisdiction you are or may be subject by suit upon judgment.

This Commitment Letter and the Fee Letter embody the entire agreement and understanding among the parties hereto and your affiliates with respect to the Bridge Facility and supersede all prior agreements and understandings relating to the specific matters hereof. Neither this Commitment Letter (including the attachments hereto) nor the Fee Letter may be amended or any term or provision hereof or thereof waived or modified except by an instrument in writing signed by each of the parties hereto.

Except as otherwise provided above in Section 2, this Commitment Letter is not assignable by any party hereto without the prior written consent of each other party hereto and is intended to be solely for the benefit of the parties hereto and, solely to the extent provided above, the Indemnified Parties.

Please indicate your acceptance of the terms of the Bridge Facility set forth in this Commitment Letter and the Fee Letter by returning to us executed counterparts of this Commitment Letter, the

Fee Letter, and paying the fees specified in the Fee Letter to be payable upon acceptance of this Commitment Letter with respect to the Bridge Facility by wire transfer of immediately available funds to the account specified by us, not later than 11:59 p.m. (New York City time) on August 12, 2015 (or such later date as agreed by the Lead Arrangers), whereupon the undertakings of the parties with respect to the Bridge Facility shall become effective to the extent and in the manner provided hereby. This offer shall terminate with respect to the Bridge Facility if not so accepted by you at or prior to that time. Thereafter, all commitments and undertakings of the Commitment Parties hereunder will expire on the earliest of (a) the Termination Date (as defined in the Acquisition Agreement in effect on the date hereof without giving effect to any amendment thereto or consent thereunder), unless the Closing Date occurs on or prior thereto, (b) the execution of the Credit Documentation, (c) the closing of the Acquisition without the use of the Bridge Facility, (d) the termination or expiration of the Acquisition Agreement or (e) receipt by Lead Arrangers of written notice from the Borrower of its election to terminate all commitments under the Bridge Facility in full.

Each of the parties hereto agrees that this Commitment Letter is a binding and enforceable agreement with respect to the subject matter contained therein, including an agreement to negotiate in good faith the Credit Documentation by the parties hereto in a manner consistent with this Commitment Letter and the Summary of Bridge Terms (it being acknowledged and agreed that the commitment provided herein is subject to conditions precedent as provided herein).

[The remainder of this page intentionally left blank.]

We are pleased to have the opportunity to work with you in connection with this important financing.

Very truly yours,

BANK OF AMERICA, N.A.

By:	/s/ Dominic Malleo
	Name:	Dominic Malleo
	Title:	Director

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Jonathan Mullen
	Name:	Jonathan Mullen
	Title:	Managing Director

WELLS FARGO BANK, NATIONAL ASSOCIATION

By:	/s/ Tracy Moosbrugger
	Name:	Tracy Moosbrugger
	Title:	Managing Director

WELLS FARGO SECURITIES, LLC

By:	/s/ Timothy Houlahan
	Name:	Timothy Houlahan
	Title:	Managing Director

[Signature Page to Bridge Commitment Letter]

The provisions of this Commitment Letter are

accepted and agreed to as of the date first written

above:

FIDELITY NATIONAL INFORMATION SERVICES, INC.

By:	/s/ Jason Couturier
	Name:	Jason Couturier
	Title:	Senior Vice President of Finance and Treasurer

[Signature Page to Bridge Commitment Letter]

Exhibit A

TRANSACTION DESCRIPTION

Capitalized terms used but not otherwise defined in this Exhibit A shall have the meanings set forth in the Commitment Letter and the other Exhibits to the Commitment Letter to which this Exhibit A is attached (the “Commitment Letter”).

The Borrower intends to acquire, through Merger Subs (as defined below), the Acquired Company. In connection with the foregoing, it is intended that (the transactions referred to below, collectively, the “Transactions”):

1.	The Borrower intends to establish Seahawk Merger Sub 1, Inc. (“Merger Sub 1”), a newly formed Delaware corporation and a wholly-owned subsidiary of the Borrower, Seahawk Merger Sub, LLC (“Merger Sub 2”), a newly-formed Delaware limited liability company and a wholly-owned subsidiary of the Borrower, and Seahawk Merger Sub 3, Inc. (“Merger Sub 3”, and, together with Merger Sub 1 and Merger Sub 2, “Merger Subs”), a newly-formed Delaware corporation and a wholly-owned subsidiary of the Borrower, in order to effectuate the Mergers pursuant to and as defined in the Acquisition Agreement.

2.	In connection with the Acquisition, the Borrower intends to (a) issue senior unsecured notes through one or more public offerings or private placements (the “New Notes”) and/or enter into an unsecured term loan facility (the “New Term Facility” and the loans thereunder, the “New Term Loans”), (b) obtain an amendment (the “Amendment”) to the Existing Credit Agreement substantially consistent with the terms described in Exhibit C to the Commitment Letter (as so amended, the “Amended Credit Agreement” and the effective date of the Amendment, the “Amendment Effective Date”), and borrow revolving loans under the Amended Credit Agreement, (c) obtain in lieu of some or all of the financings described in clauses (a) and (b) above, a senior unsecured bridge loan facility described in Exhibit B to the Commitment Letter (the “Bridge Facility”), in an aggregate principal amount of (x) $1.35 billion (such amount referred to herein as the “Tranche A of the Bridge Facility”) plus (y) $1.25 billion (such amount referred to herein as the “Tranche B of the Bridge Facility”) plus (z) if the Amendment Effective Date fails to occur on or prior to the Closing Date, $4.3 billion (such amount referred to herein as the “Tranche C of the Bridge Facility”), which amount shall primarily be used to finance the Acquisition on the Closing Date and to refinance obligations under the Existing Credit Agreement and any excess may be drawn on the Closing Date for general corporate and working capital purposes and (d) at its election, provide a new parent guaranty of certain existing senior and senior subordinated notes of the Acquired Companies to the extent such notes remain outstanding as of the Closing Date (the “Seahawk Notes” and, as so guaranteed, the “Rollover Seahawk Notes”).

3.

The Borrower will (a) issue an agreed amount of its common stock (the “Borrower Stock”) for distribution to the shareholders of the Acquired Company as partial merger consideration (the “Borrower Stock Contribution”) and (b) apply the proceeds of the financings described in paragraph 2 above, together with cash on hand, to (i) pay, directly or indirectly, the aggregate consideration in respect of all of the issued and outstanding equity interests of the Acquired Company and Seahawk Capital Corp II in accordance with the terms of the Acquisition Agreement and (ii) to repay in full, directly or indirectly, the existing senior secured credit facilities and secured receivables facilities of the Acquired Companies (such repayment,

Exhibit A-1

the “Refinancing”). The Borrower may use the proceeds of the financings described in paragraph 2 above, together with cash on hand, to repay or defease some or all of the Seahawk Notes on or after the Closing Date. The Borrower will cause the Mergers to occur pursuant to the Acquisition Agreement.

4.	The Borrower will, directly or indirectly, pay the costs and expenses related to the Acquisition and the other Transactions referred to in this Exhibit A.

Exhibit A-2

Exhibit B

SUMMARY OF TERMS AND CONDITIONS

BRIDGE FACILITY

Capitalized terms used but not defined in this Exhibit B shall have the meanings set forth in the Commitment Letter and the other Exhibits to the Commitment Letter to which this Exhibit B is attached.

BORROWER:	Fidelity National Information Services, Inc., a Georgia corporation (the “Borrower”).

FACILITY:	A 364-day senior unsecured bridge facility (the “Bridge Facility”; the loans thereunder, the “Bridge Loans”) in an aggregate principal amount of (x) $1.35 billion (such amount referred to herein as “Tranche A of the Bridge Facility”) plus (y) $1.25 billion (such amount referred to herein as “Tranche B of the Bridge Facility”) plus (z) until the Amendment Effective Date occurs, $4.3 billion (such amount referred to herein as “Tranche C of the Bridge Facility”).

ADMINISTRATIVE AGENT:	Bank of America, N.A. (the “Administrative Agent”) will act as sole and exclusive administrative agent.

SYNDICATION AGENT:	Wells Fargo Bank, National Association will act as a syndication agent.

JOINT LEAD ARRANGERS AND JOINT BOOK MANAGERS:	Merrill Lynch, Pierce, Fenner & Smith Incorporated and Wells Fargo Securities, LLC (collectively, the “Lead Arrangers”) will act as joint lead arrangers and joint bookrunners.

LENDERS:	A syndicate of financial institutions (including Bank of America, N.A. and Wells Fargo Bank, National Association) arranged by the Lead Arrangers, which institutions shall be reasonably acceptable to the Borrower (the “Lenders”).

PURPOSE:	At the Closing Date, the proceeds of the Bridge Facility shall finance, in part, the Acquisition, the Refinancing, the refinancing of all obligations under the Existing Credit Agreement (if the Amendment Effective Date fails to occur on or prior to the Closing Date), the costs and expenses related to the Transactions and any amount of the Tranche C of the Bridge Facility not needed for such purposes on the Closing Date may be used for general corporate and working capital purposes.

AVAILABILITY:	The Bridge Facility is available for a single drawing to be made on the date of consummation of the Acquisition (such date, the “Closing Date”), which shall occur on or prior to the Termination Date (as defined in the Acquisition Agreement in effect on the date of the Commitment Letter without giving effect to any amendment thereto or consent thereunder). Amounts borrowed under the Bridge Facility that are repaid or prepaid may not be reborrowed.

MATURITY AND AMORTIZATION:	The Bridge Facility shall terminate and all amounts outstanding thereunder shall be due and payable 364 days following the Closing Date and shall require no scheduled amortization.

Exhibit B-1

SECURITY:	Unsecured

GUARANTEES:	The issuer of the Seahawk Notes shall provide a guaranty on the Closing Date unless (a) the aggregate outstanding principal amount of the Seahawk Notes is $1.25 billion or less on the Closing Date or (b) the issuer has issued an irrevocable redemption notice to the holders of the Seahawk Notes on or prior to the Closing Date, the effect of which redemption shall decrease the aggregate outstanding principal amount of the Seahawk Notes to $1.25 billion or less, which guaranty shall automatically become effective on the 90th day following the Closing Date, if more than $1.25 billion in aggregate principal amount of Seahawk Notes remain outstanding on such 90th date; provided that such guarantee shall automatically terminate (and not be subject to reinstatement) if (x) the aggregate outstanding principal amount of the Seahawk Notes is $1.25 billion or less and (y) such issuer is not a guarantor of any material indebtedness for borrowed money of the Borrower that is not otherwise being released simultaneously.

INTEREST RATE:	As set forth in Addendum I.

MANDATORY REPAYMENTS AND COMMITMENT REDUCTIONS:

On or prior to the Closing Date, the commitments in respect of the Bridge Facility under the Commitment Letter or under the Credit Documentation (as applicable) shall be permanently reduced, and after the Closing Date, the Bridge Loans shall be prepaid, in each case, dollar-for-dollar by the following amounts (in each case subject to exceptions to be agreed):

(a) 100% of the net cash proceeds of all non-ordinary course asset sales or other dispositions of property by the Borrower and its subsidiaries (including insurance, casualty and condemnation proceeds) (other than net cash proceeds from all such non-ordinary course asset sales or other dispositions of property to the extent the aggregate amount of such net cash proceeds, together with the aggregate amount of net cash proceeds from all equity or equity-linked securities described in the corresponding parenthetical in paragraph (c) below, is less than $150 million), subject to exceptions to be agreed, and subject to the right to reinvest 100% of such proceeds, if such proceeds are re-invested in assets used or useful for their business, including in permitted acquisitions or capital expenditures within 6 months of receipt, which net cash proceeds shall be applied to (x) before the Closing Date, first reduce Tranche A and Tranche B of the Bridge Facility on a pro rata basis, until the commitments in respect of both Tranche A and Tranche B of the Bridge Facility are reduced to zero, then reduce Tranche C of the Bridge Facility and (y) after the Closing Date, reduce each tranche of the Bridge Facility on a pro rata basis based on the amount of Bridge Loans outstanding thereunder;

(b) 100% of the net cash proceeds received from any issuance or incurrence of debt for borrowed money (including any New Notes, but not the Delayed Draw Term Facility), other than (i) any intercompany debt of the Borrower or any of its subsidiaries, (ii) any debt of the Borrower or any of its subsidiaries incurred under the Existing Credit Agreement, (iii) any working capital facilities (including receivables securitization facilities) of the Borrower or any of its subsidiaries, (iv) any commercial paper issued in the ordinary course of business, (v) capital leases or other debt issued or incurred to finance the acquisition of

Exhibit B-2

fixed or capital assets and (vi) other debt for borrowed money to be agreed upon, which net cash proceeds shall be applied (x) before the Closing Date, first reduce Tranche A of the Bridge Facility until the commitments in respect thereof are reduced to zero, then reduce Tranche B of the Bridge Facility, until the commitments in respect thereof are reduced to zero and then reduce Tranche C of the Bridge Facility and (y) after the Closing Date, reduce each tranche of the Bridge Facility on a pro rata basis based on the amount of Bridge Loans outstanding thereunder;

(c) 100% of the net cash proceeds received from equity or equity-linked securities (in a public offering or private placement) by the Borrower or any of its subsidiaries (other than net cash proceeds from all such equity or equity-linked securities to the extent the aggregate amount of such net cash proceeds, together with the aggregate amount of net cash proceeds from all non-ordinary course asset sales or other dispositions of property described in the corresponding parenthetical in paragraph (a) above, is less than $150 million), subject to exceptions and thresholds to be agreed upon including (i) equity interests or such other securities issued pursuant to employee stock plans or employee compensation plans or contributed to pension funds, (ii) equity interests or such other securities issued or transferred as consideration in connection with any acquisition, divestiture or joint venture arrangement and (iii) equity interests or such other securities issued to the Borrower or any of its subsidiaries, which net cash proceeds shall be applied to (x) before the Closing Date, first reduce Tranche A and Tranche B of the Bridge Facility on a pro rata basis, until the commitments in respect of both Tranche A and Tranche B of the Bridge Facility are reduced to zero, then reduce Tranche C of the Bridge Facility and (y) after the Closing Date, reduce each tranche of the Bridge Facility on a pro rata basis based on the amount of Bridge Loans outstanding thereunder;

(d) on the Term Facility Effective Date, the commitments under the executed definitive documentation in respect of the Delayed Draw Term Facility shall first reduce Tranche B of the Bridge Facility until the commitments in respect thereof are reduced to zero, then reduce the commitments in respect of Tranche A of the Bridge Facility until the commitments in respect thereof are reduced to zero and then reduce Tranche C of the Bridge Facility; and

(e)(i) on the Amendment Effective Date, commitments in respect of Tranche C of the Bridge Facility shall be automatically and permanently reduced to zero and (ii) if the Amendment Effective Date fails to occur on or prior to the Closing Date, unused commitments in respect of Tranche C of the Bridge Facility, after giving effect to borrowings thereunder by the Borrower on the Closing Date, shall be automatically and permanently reduced to zero.

OPTIONAL PREPAYMENTS AND COMMITMENT REDUCTIONS:

The Borrower may prepay the Bridge Loans in whole or in part at any time without penalty, subject to reimbursement of the Lenders’ breakage and redeployment costs in the case of prepayment of LIBOR borrowings. At the Borrower’s option, the unutilized portion of any commitment under the Bridge Facility may be irrevocably canceled in whole or in part at any time prior to the Closing Date without penalty.

Exhibit B-3

CONDITIONS PRECEDENT TO CLOSING:

Subject to the Limited Conditionality Provisions in all respects, the closing (and the funding) of the Bridge Facility will be subject only to satisfaction of the conditions precedent set forth in Exhibit D of the Commitment Letter.

DOCUMENTATION:	Subject to the Limited Conditionality Provisions in all respects, for purposes hereof, including the Commitment Letter and all attachments thereto, the term “substantially the same as the Existing Credit Agreement” and words of similar import means substantially the same as the Existing Credit Agreement with modifications (a) as are necessary to reflect the terms specifically set forth in the Commitment Letter (including the exhibits thereto) (including the nature of the Bridge Facility as a bridge) and the Fee Letter, (b) to reflect any changes in law or accounting standards since the date of the Existing Credit Agreement, (c) to reflect the operational or administrative requirements of the Administrative Agent, (d) to reflect the modifications to the terms of the Existing Credit Agreement as set forth herein and (e) to the extent not inconsistent with the terms of the Commitment Letter (including all exhibits thereto), as agreed by the Borrower and the Lead Arrangers after good faith consideration of comments from the Lead Arrangers and the syndicate of Lenders, on one hand, or the Borrower, on the other.

REPRESENTATIONS AND WARRANTIES:

Substantially the same as those in the Existing Credit Agreement (giving effect to the Amendment) (modified as appropriate for the Transactions), but in any event not to be any more onerous or restrictive than those in the Existing Credit Agreement (giving effect to the Amendment), and limited to: (i) existence, qualification and power; compliance with laws (ii) authorization, no contravention; (iii) governmental authorization, other consents; (iv) binding effect; (v) financial statements, no material adverse effect; (vi) litigation; (vii) ownership of property; liens; (viii) anti-corruption laws and sanctions; (ix) taxes; (x) ERISA compliance; (xi) margin regulations; (xii) investment company act; (xiii) disclosure; and (xiv) solvency (in each case, subject to materiality qualifiers, thresholds and other exceptions set forth in the Existing Credit Agreement (giving effect to the Amendment)).

COVENANTS:	Substantially the same as those in the Existing Credit Agreement giving effect to the Amendment (modified as appropriate for the Transactions, but in any event not to be any more onerous or restrictive than those in the Existing Credit Agreement (provided, however, that such covenants shall include additional restrictions applicable on or after the Closing Date on (x) the payment of dividends and distributions (other than payment of dividends in the ordinary course of business consistent with past practices including, standard increases in accordance with current dividend policy and usual and customary stock buy-backs from employees etc.) and (y) the entry into agreements in respect of acquisitions or similar transactions with consideration (other than in the form of equity) in an aggregate amount for all such acquisitions and similar transactions in excess of $500,000,000 (the “Permitted Acquisition Basket”) and limited to:

	(a)	Affirmative Covenants – (i) financial statements; (ii) certificates and other information; (iii) notices; (iv) payment of obligations; (v) preservation of existence; (vi) maintenance of properties; (vii) maintenance of insurance; (viii) compliance with laws; (ix) books and records; (x) inspection rights; (xi) use of proceeds; (xii) further assurances; and (xiii) designation of unrestricted subsidiaries (in each case, subject to materiality qualifiers, thresholds and other exceptions set forth in the Existing Credit Agreement (giving effect to the Amendment)).

	(b)	Negative Covenants – Restrictions on (i) liens; (ii) investments; (iii) subsidiary indebtedness; (iv) dispositions; (v) restricted payments; and (vi) use of proceeds (in each case, subject to baskets, thresholds and other exceptions set forth in the Existing Credit Agreement (giving effect to the Amendment)).

Exhibit B-4

FINANCIAL COVENANTS:	Maintenance by the Borrower, measured as of the last day of each fiscal quarter, beginning with the first full fiscal quarter after the Closing Date, on a consolidated basis, of:

(a)(i) If the Closing Date occurs on or prior to January 31, 2016, a Leverage Ratio no greater than (A) as of the end of any fiscal quarter ending after the Closing Date until and including the fiscal quarter ending June 30, 2016, 4.25x (with the first testing date for the Leverage Ratio after the Closing Date to be the first full fiscal quarter after the Closing Date), (B) as of the end of the fiscal quarter ending September 30, 2016, 4.00x, (C) as of the end of the fiscal quarters ending December 31, 2016 and March 31, 2017, respectively, 3.75x and (D) thereafter, 3.50x; and

(ii) if the Closing Date occurs after January 31, 2016, a Leverage Ratio no greater than (A) as of the end of any fiscal quarter ending after the Closing Date until and including the fiscal quarter ending September 30, 2016, 4.25x (with the first testing date for the Leverage Ratio after the Closing Date to be the first full fiscal quarter after the Closing Date), (B) as of the end of the fiscal quarter ending December 31, 2016, 4.00x, (C) as of the end of the fiscal quarters ending March 31, 2017 and June 30, 2017, respectively, 3.75x and (D) thereafter, 3.50x;

in each case, same as the Existing Credit Agreement, giving effect to the Amendment; provided that at any time that the Existing Credit Agreement remains in place, whether or not the Amendment Effective Date becomes effective, if the leverage ratio covenant thereunder is more restrictive than the leverage ratio covenant under the Bridge Facility, the leverage ratio covenant under the Bridge Facility shall be deemed to be amended to be consistent with such more restrictive leverage ratio); and

(b) Minimum interest coverage ratio (consolidated EBITDA/consolidated interest charges) set at 3.0x for all testing periods (same as the Existing Credit Agreement).

EVENTS OF DEFAULT:	Substantially the same as those set forth in the Existing Credit Agreement (giving effect to the Amendment) and in any event not to be any more onerous or restrictive than those in the Existing Credit Agreement (giving effect to the Amendment), and limited to: (i) nonpayment of principal, and, subject to grace periods, interest, fees or other amounts; (ii) any representation or warranty proving to have been incorrect when made or

Exhibit B-5

confirmed in any material and adverse respect; (iii) failure to perform or observe covenants set forth in the loan documentation within 30 days, where customary and appropriate, after notice of such failure; (iv) cross-default to other indebtedness in an aggregate principal amount exceeding $225 million; (v) bankruptcy and insolvency defaults (with 60-day grace period for involuntary proceedings); (vi) monetary judgment defaults in an aggregate amount exceeding $225 million which are not covered by insurance and which remain unpaid and unstayed for a period of 60 days; (vii) actual or asserted invalidity of any loan documentation by the Borrower or any of its subsidiaries; (viii) change of control; and (ix) ERISA defaults (in each case, subject to materiality qualifiers, notice requirements, thresholds and other exceptions set forth in the Existing Credit Agreement (giving effect to the Amendment)).

ASSIGNMENTS AND PARTICIPATIONS:

Each Lender will be permitted to make assignments in a minimum amount of $5,000,000 to other financial institutions approved by the Administrative Agent and, so long as no Event of Default has occurred and is continuing, the Borrower, which approval shall not be unreasonably withheld or delayed; provided, however, that (x) the Borrower shall be deemed to have consented to any assignment unless it shall have objected thereto within 10 business days following receipt of written notice thereof, (y) neither the approval of the Borrower nor the Administrative Agent shall be required in connection with assignments to other Lenders, to any affiliate of a Lender, or to any Approved Fund (as such term is defined in the Existing Credit Agreement) and (z) Borrower’s consent to assignments shall not be required to the extent not required pursuant to the syndication provisions of the Commitment Letter. Notwithstanding the foregoing, however, any Lender assigning a commitment (prior to the funding of the Bridge Loans) shall be required to obtain the approval of the Administrative Agent, unless the proposed assignee is already a Lender. An assignment fee of $3,500 will be charged with respect to each assignment unless waived by the Administrative Agent in its sole discretion. Each Lender will also have the right, without consent of the Borrower or the Administrative Agent, to assign as security all or part of its rights under the loan documentation to any Federal Reserve Bank. Lenders will be permitted to sell participations with voting rights limited to significant matters such as changes in amount, rate and maturity date.

WAIVERS AND AMENDMENTS:

Amendments and waivers of the provisions of the loan agreement and other definitive credit documentation will require the approval of Lenders holding Bridge Loans and commitments representing more than 50% of the aggregate amount of Bridge Loans and commitments under the Bridge Facility (the “Required Lenders”), except that (a) the consent of each Lender shall be required with respect to (i) the amendment of certain pro rata sharing provisions and (ii) the amendment of voting percentages of the Lenders; and (b) the consent of each Lender affected thereby shall be required with respect to (i) increases or extensions in the commitment of such Lender; (ii) reductions of principal, interest or fees payable to such Lender (other than any waiver of the imposition of interest at the default rate); and (iii) extensions of scheduled maturities or times for payment to such Lender.

INDEMNIFICATION:	Substantially the same as the Existing Credit Agreement.

Exhibit B-6

GOVERNING LAW:	The State of New York.

PRICING/FEES/ EXPENSES:	As set forth in Addendum I.

COUNSEL TO THE ADMINISTRATIVE AGENT AND LEAD ARRANGERS:	Davis Polk & Wardwell LLP.

Exhibit B-7

ADDENDUM I

PRICING, FEES AND EXPENSES

INTEREST RATES:	At the Borrower’s option, any Bridge Loan that is made to it will bear interest at a rate equal to (i) LIBOR plus the Applicable Margin, or (ii) the Alternate Base Rate (to be defined as the highest of (a) the Bank of America prime rate, (b) the Federal Funds rate plus 0.50% and (c) one month LIBOR plus 1%) plus the Applicable Margin minus 1.00%. The Borrower may select interest periods of 1, 2, 3 or 6 months (or such other periods as all Lenders may agree) for LIBOR loans, subject to availability. Interest shall be payable at the end of the selected interest period, but no less frequently than quarterly. In no event shall LIBOR be less than 0%.

At the election of the Required Lenders or the Administrative Agent in the event of a payment event of default or automatically upon the occurrence of a bankruptcy event of default, a default rate shall apply on overdue amounts under the Bridge Facility at a rate per annum of 2% above the applicable interest rate (in the case of overdue principal) and 2% above the rate applicable to Alternate Base Rate Loans (in the case of all other overdue amounts).

APPLICABLE MARGIN:	The Applicable Margin for LIBOR loans and Alternate Base Rate loans shall be, at any time, the applicable rate per annum set forth in the table below corresponding to the long term unsecured senior, non-credit enhanced debt rating of the Borrower by S&P and/or Moody’s at such time (or, in the absence of such a debt rating, a comparable credit or issuer rating of the Borrower as reasonably determined by the Administrative Agent). The provisions set forth in the Existing Credit Agreement with respect to split ratings or absence of ratings shall apply.

Ratings
Period	BBB (or higher) / Baa2 (or higher)	BBB- / Baa3	Less than BBB- / Baa3
Closing Date until 89 days following the Closing Date	125.0 bps	150.0 bps	175.0 bps
90th day following the Closing Date until 179th day following the Closing Date	150.0 bps	175.0 bps	200.0 bps
180th day following the Closing Date until 269th day following the Closing Date	175.0 bps	200.0 bps	225.0 bps
From and after the 270th day following the Closing Date	200.0 bps	225.0 bps	250.0 bps

DURATION FEES:	The Borrower will pay, on each applicable date, a fee for the ratable benefit of the Lenders, in an amount equal to the applicable percentage set forth in the table below of the aggregate principal amount of the Bridge Loans outstanding on such date.

Date

90th day following the Closing Date	50.0 bps

180th day following the Closing Date	75.0 bps

270th day following the Closing Date	100.0 bps

Exhibit B-8

CALCULATION OF INTEREST AND FEES:

Other than calculations in respect of interest at the Bank of America prime rate (which shall be made on the basis of actual number of days elapsed in a 365/366 day year), all calculations of interest and fees shall be made on the basis of actual number of days elapsed in a 360-day year.

COST AND YIELD PROTECTION:	Substantially the same as the Existing Credit Agreement.

EXPENSES:	Substantially the same as the Existing Credit Agreement.

Exhibit B-9

Exhibit C

SUMMARY OF AMENDMENT TERMS

Capitalized terms not otherwise defined in the Commitment Letter to which this Exhibit C is attached are used as defined in the Existing Credit Agreement.1

1.	Section 1.01 (Definitions):

a.	Add definition of “Amendment Effective Date” and define to mean the date on which the Amendment becomes effective.

b.	Definition of “Consolidated EBITDA”. In clause (b)(xv), change the limit from $30,000,000 to $60,000,000.

c.	Definition of “Permitted Acquisition”. Specify that it is deemed to include the Seahawk Acquisition. (*)

d.	Definition of “Qualified Acquisition”. Replace the words “any Permitted Acquisition by the Restricted Companies” with the following words: “any Permitted Acquisition by the Restricted Companies consummated after the Amendment Effective Date.” (*)

e.	Add definition of “Seahawk Acquisition” and define to mean the acquisition of the Acquired Company and related mergers effected by the Acquisition Agreement as in effect on the date of the Amendment Effective Date (with such modifications and waivers only to the extent permitted pursuant to clause (i) of Exhibit D). (*)

f.	Add definition of “Seahawk Closing Date” and define to mean the closing of the Seahawk Acquisition.

g.	Add definition of “Seahawk Transactions” and define to mean the Seahawk Acquisition and all related financing transactions. (*)

h.	Definition of “Threshold Amount” – change from $200,000,000 to $225,000,000. (*)

i.	Definition of “Transactions” – Modify to include the Seahawk Transactions. (*)

2.	Section 2.04 (Letters of Credit): Add a provision that any letter of credit (x) issued under the senior secured credit facilities of the Acquired Companies, (y) outstanding immediately prior to the Seahawk Closing Date and (z) issued by an entity that is an L/C Issuer under the Amended Credit Agreement, may, at the election of the Borrower, be deemed to be a letter of credit issued under the Amended Credit Agreement, subject to the consent of the issuer of such letter of credit. (*)

[1]	Items that are marked with an asterisk shall become effective only if the Seahawk Closing Date occurs.

Exhibit C-1

3.	Section 2.06(a) (Optional Prepayments): Add a new clause (v) at the end thereof as follows: “(v) Notwithstanding anything to the contrary contained in this Agreement, if the Company fails to make any prepayment under Section 2.06(a)(i) or 2.06(a)(iii) on the prepayment date specified in the applicable prepayment notice, no Default or Event of Default shall result from such failure so long as the Company makes such prepayment within one Business Day of the specified prepayment date; provided that interest shall accrue on the unpaid amount from the specified prepayment date to the date of the actual prepayment at an interest rate equal to the Base Rate plus the Applicable Margin regardless of whether the Loan being prepaid is a Base Rate Loan, a Eurocurrency Rate Loan or a Swing Line Loan, which interest shall be payable on the applicable interest payment date.” It is understood and agreed that the amendment specified in this paragraph shall not become effective with respect to Swing Line Loans without the consent of each Swing Line Lender.

4.	Section 2.09(b) (Interest): Revise so Default Rate only applies to overdue amounts rather than overdue Obligations.

5.	Section 4.02 (Conditions to All Credit Extensions): Specify that the borrowing of Revolving Credit Loans on the Seahawk Closing Date to finance the Transactions is subject only to the satisfaction of the conditions set forth in Exhibit D. (*)

6.	Section 5.09 (Taxes): Specify that this section shall not apply to Unrestricted Subsidiaries.

7.	Section 7.02 (Investments): Provide that clause (i) of Section 7.02(b) shall not apply to the Seahawk Acquisition. (*)

8.	Section 7.03 (Subsidiary Indebtedness): Provide that the Seahawk Notes shall be permitted under Section 7.03(h) but no Permitted Refinancing of such Seahawk Notes shall be permitted under Section 7.03(h). (*)

9.	Section 7.05 (Dispositions): Permit sale of all or substantially all assets to Restricted Subsidiaries.

10.	Section 7.10 (Financial Covenants):

a.	Add a new proviso at the end thereof that:

(i) If the Seahawk Closing Date occurs on or prior to January 31, 2016, the Leverage Ratio of the Company shall not be greater than (A) as of the end of any fiscal quarter ending after the Seahawk Closing Date until and including the fiscal quarter ending June 30, 2016, 4.25x (with the first testing date for the Leverage Ratio after the Seahawk Closing Date to be the first full fiscal quarter after the Seahawk Closing Date), (B) as of the end of the fiscal quarter ending September 30, 2016, 4.00x, (C) as of the end of the fiscal quarters ending December 31, 2016 and March 31, 2017, respectively, 3.75x and (D) thereafter, 3.50x; provided further that the Leverage Ratio shall remain below 3.50x for two consecutive Testing Periods before it may elect to increase the maximum level from 3.50x to 4.00x pursuant to this Section 7.10 in connection with a Qualified Acquisition; and (*)

(ii) if the Seahawk Closing Date occurs after January 31, 2016, the Leverage Ratio of the Company shall not be greater than (A) as of the end of any fiscal quarter ending after the Seahawk Closing Date until and including the fiscal quarter ending September 30, 2016,

Exhibit C-2

4.25x (with the first testing date for the Leverage Ratio after the Seahawk Closing Date to be the first full fiscal quarter after the Seahawk Closing Date), (B) as of the end of the fiscal quarter ending December 31, 2016, 4.00x, (C) as of the end of the fiscal quarters ending March 31, 2017 and June 30, 2017, respectively, 3.75x and (D) thereafter, 3.50x; provided further that the Leverage Ratio shall remain below 3.50x for two consecutive Testing Periods before it may elect to increase the maximum level from 3.50x to 4.00x pursuant to this Section 7.10 in connection with a Qualified Acquisition; (*)

provided that, in each case of clauses (i) and (ii) above, the Borrower may, at any time prior to the immediately succeeding fiscal quarter end, elect to reduce its maximum Leverage Ratio to 3.50x for such fiscal quarter end and each fiscal quarter end thereafter by delivering an irrevocable written notice of such election to the Administrative Agent. Thereafter the Borrower may elect to increase the maximum level from 3.50x to 4.00x pursuant to this Section 7.10 in connection with a Qualified Acquisition after its Leverage Ratio remains below 3.50x for two consecutive Testing Periods. (*)

b.	Replace clause (i) of the second existing proviso to this Section 7.10 in its entirety with the following: “(i) [reserved]”.

c.	Provide that until the earliest to occur of (i) the Seahawk Closing Date, (ii) the Termination Date and (iii) the termination or expiration of the Acquisition Agreement, any indebtedness incurred by the Borrower or its subsidiaries to finance the Transactions shall be disregarded for the purpose of calculating the Leverage Ratio.

11.	Article 10: Amend Article 10 and related provisions to require the Borrower to cause the issuer of the Seahawk Notes to provide a guaranty on or prior to (x) if any portion of the Bridge Facility is funded on the Seahawk Closing Date, the Seahawk Closing Date or (y) otherwise, the 15th day following the Seahawk Closing Date (the Seahawk Closing Date in case of clause (x) or the 15th day following the Seahawk Closing Date in case of clause (y), as applicable, the “Seahawk Guaranty Signing Date”), in each case, unless (a) the aggregate outstanding principal amount of the Seahawk Notes is $1.25 billion or less on the Seahawk Guaranty Signing Date or (b) the issuer has issued an irrevocable redemption notice to the holders of the Seahawk Notes on or prior to the Seahawk Guaranty Signing Date, the effect of which redemption shall decrease the aggregate outstanding principal amount of the Seahawk Notes to $1.25 billion or less, which guaranty shall automatically become effective on the 90th day following the Seahawk Closing Date, if more than $1.25 billion in aggregate principal amount of Seahawk Notes remain outstanding on such 90th date; provided that such guarantee shall automatically terminate (and not be subject to reinstatement) if (x) the aggregate outstanding principal amount of the Seahawk Notes is $1.25 billion or less and (y) such issuer is not a guarantor of any material indebtedness for borrowed money of the Borrower that is not otherwise being released simultaneously. (*)

12.	Any other amendments to be mutually agreed by the Borrower and the Lead Arrangers.

Exhibit C-3

Exhibit D

CONDITIONS PRECEDENT TO CLOSING

Capitalized terms used but not otherwise defined in this Exhibit D shall have the meanings set forth in the Commitment Letter and the other Exhibits to the Commitment Letter to which this Exhibit D is attached. The funding of the Bridge Facility will be subject to satisfaction of the following additional conditions precedent:

(i) The definitive agreement with respect to the Acquisition, the Agreement and Plan of Merger dated as of August 12, 2015, among the Borrower, Merger Subs, the Acquired Company and certain subsidiaries of the Acquired Company (the “Acquisition Agreement”) shall not have been altered, amended or otherwise changed or supplemented or any provision waived or consented to in a manner that is materially adverse to the Commitment Parties without the prior written consent of the Lead Arrangers (such consent not to be unreasonably withheld, delayed or conditioned); it being understood and agreed that (a) any decrease in the purchase price shall not be materially adverse to the interests of the Commitment Parties so long as such decrease is allocated to reduce the Borrower Stock Contribution and the Bridge Facility on a pro rata, dollar-for-dollar basis, (b) any increase in the purchase price shall not be materially adverse to the Commitment Parties so long as such increase is funded by the Borrower Stock Contribution and (c) the granting of any consent under the Acquisition Agreement that is not materially adverse to the interest of the Commitment Parties shall not otherwise constitute an amendment or waiver). The Acquisition shall have been, or shall concurrently with the funding of the Bridge Facility be, consummated in accordance with the terms of the Acquisition Agreement, as such terms may be altered, amended or otherwise changed, supplemented, waived or consented to in accordance with the immediately preceding sentence.

(ii) The Acquisition Agreement Representations shall be true and correct in all material respects to the extent provided in the second paragraph of Section 5 of the Commitment Letter, and the Specified Representations shall be true and correct in all material respects.

(iii) Subject to the Limited Conditionality Provisions in all respects, the Borrower and each other Loan Party party thereto shall have executed and delivered the Credit Documentation and the Lenders shall have received customary opinions of counsel to the Borrower and corporate resolutions and customary closing certificates.

(iv) The Lead Arrangers and the Lenders shall have received: (A) audited consolidated balance sheets of the Borrower and the Acquired Company and related consolidated statements of income or operations, shareholders’ equity and cash flows, for each of the three most recently completed fiscal years ended at least 90 days before the Closing Date, including, an unqualified audit report thereon; (B) as soon as available and in any event within 45 days after the end of each subsequent fiscal quarter, an unaudited consolidated balance sheet of each of the Borrower and the Acquired Company and related consolidated statements of income or operations, shareholders’ equity and cash flows for such fiscal quarter and for the elapsed interim period following the last completed fiscal year and for the comparable periods of the prior fiscal year (the “Quarterly Financial Statements”); and (C) pro forma consolidated balance sheet and related consolidated statement of income or operations of the Borrower for the last completed fiscal year and for the latest interim period covered by the Quarterly Financial Statements, in each case after giving effect to the Transactions (the “Pro Forma Financial Statements”), promptly after the historical financial

Exhibit D-1

statements for such periods are available, all of which financial statements shall be prepared in accordance with generally accepted accounting principles in the United States and meet the requirements of Regulation S-X under the Securities Act and all other accounting rules and regulations of the Securities and Exchange Commission promulgated thereunder applicable to a registration statement under the Securities Act on Form S-3; provided, that financial statements of the Acquired Company and Pro Forma Financial Statements shall only be provided to the extent required by Rule 3-05 and Article 11 of Regulation S-X; provided, further, that the Borrower’s and the Acquired Company’s public filing of any required financial statements with the U.S. Securities and Exchange Commission shall satisfy the requirements of clauses (A) and (B) of this paragraph (iv).

(v) All fees due to the Administrative Agent, the Lead Arrangers and the Lenders shall have been paid, and all expenses to be paid or reimbursed to the Administrative Agent and the Lead Arrangers that have been invoiced at least two business days prior to the Closing Date shall have been paid.

(vi) The Lead Arrangers shall have received satisfactory evidence of the substantially concurrent consummation of the Refinancing.

(vii) The Borrower shall have engaged one or more investment banks reasonably satisfactory to the Lead Arrangers to publicly sell or privately place the New Notes. The Lead Arrangers confirm that the investment banks engaged by the Borrower on or about the date hereof are reasonably satisfactory to them.

(viii) The Lead Arrangers shall have received a solvency certificate from the chief financial officer of the Borrower in the form attached as Annex I hereto, certifying that the Borrower and its subsidiaries, on a consolidated basis after giving effect to the Transactions, are solvent.

(ix) To the extent reasonably requested by the Commitment Parties at least 10 business days in advance of the Closing Date, the Borrower shall have provided the documentation and other information to the Administrative Agent that are required by regulatory authorities under applicable “know-your-customer” rules and regulations, including the USA Patriot Act, at least three business days prior to the Closing Date.

(x) Since December 31, 2014, there shall not (i) have occurred or come into existence and (ii) be continuing a Company Material Adverse Effect (as defined in the Acquisition Agreement dated as of the date hereof without giving effect to any amendment thereof or consent thereunder).

Exhibit D-2

ANNEX I

FORM OF

SOLVENCY CERTIFICATE

[            ], 20

This Solvency Certificate is delivered pursuant to Section [            ] of the Credit Agreement dated as of [            ], 20    , among [            ] (the “Credit Agreement”). Capitalized terms used herein and not otherwise defined herein shall have the meanings assigned to such terms in the Credit Agreement.

The undersigned hereby certifies, solely in his capacity as an officer of the Borrower and not in his individual capacity, as follows:

1. I am the Chief Financial Officer of the Borrower. I am familiar with the Transactions, and have reviewed the Credit Agreement, financial statements referred to in Section [    ] of the Credit Agreement and such documents and made such investigation as I have deemed relevant for the purposes of this Solvency Certificate.

2. As of the date hereof, immediately after giving effect to the consummation of the Transactions, on and as of such date (i) the fair value of the assets of the Borrower and its subsidiaries on a consolidated basis, at a fair valuation, will exceed the debts and liabilities, direct, subordinated, contingent or otherwise, of the Borrower and its subsidiaries on a consolidated basis; (ii) the present fair saleable value of the property of the Borrower and its subsidiaries on a consolidated basis will be greater than the amount that will be required to pay the probable liability of the Borrower and its subsidiaries on a consolidated basis on their debts and other liabilities, direct, subordinated, contingent or otherwise, as such debts and other liabilities become absolute and matured; (iii) the Borrower and its subsidiaries on a consolidated basis will be able to pay their debts and liabilities, direct, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured; and (iv) the Borrower and its subsidiaries on a consolidated basis will not have unreasonably small capital with which to conduct the businesses in which they are engaged as such businesses are now conducted and are proposed to be conducted following the Closing Date.

3. As of the date hereof, immediately after giving effect to the consummation of the Transactions, the Borrower does not intend to, and the Borrower does not believe that it or any of its subsidiaries will, incur debts beyond its ability to pay such debts as they mature, taking into account the timing and amounts of cash to be received by it or any such subsidiary and the timing and amounts of cash to be payable on or in respect of its debts or the debts of any such subsidiary.

This Solvency Certificate is being delivered by the undersigned officer only in his capacity as Chief Financial Officer of the Borrower and not individually and the undersigned shall have no personal liability to the Administrative Agent or the Lenders with respect thereto.

[Remainder of Page Intentionally Left Blank]

Annex I-1

IN WITNESS WHEREOF, the undersigned has executed this Solvency Certificate on the date first written above.

[BORROWER]

By:
Name:
	Title:	Chief Financial Officer

Annex I-2